December 3, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of ALLSPRING EXCHANGE-TRADED FUNDS TRUST, under the Exchange Act of 1934:

- Allspring Core Plus ETF
- Allspring Income Plus ETF
- Allspring Broad Market Core Bond ETF

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com